Exhibit A-4 UNAUDITED Wisconsin River Power Company and Subsidiary Consolidated Statements of Retained Earnings For the Year Ended December 31, 2002

2002

Balance, Beginning of Year	$ 4,185,000

Add - Net Income	5,668,364

Less - Dividends Declared	-

Balance, End of Year	$ 9,853,364